07023977

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1:294|22-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED MAY 25 2007 WASH. D.C. 209 SECTION

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Enclosure

- An Announcement

6/11

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

On 18 May 2007, PPC filed an appeal against an intermediate (Protocol) Decision of the Privatisation Agency of Bulgaria of 8 May 2007 to interrupt the negotiations for the privatisation of Bobov Dol thermal power plant.

On 21 May 2007, at a meeting of the Chairman and CEO of PPC with the Minister of Environment and Waters of Bulgaria, it was agreed that within the next few days PPC shall propose to the Ministry of Environment and Waters an effective solution, with the aim to conclude the Bobov Dol privatisation.

Athens 22-5-2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1 : 295|22-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 25 2007
WASH. D.C.
209

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED Q1 2007 FINANCIAL RESULTS

ATHENS MAY 22, 2007

- Total Revenues amounted to €1.24 bil versus €1.2 bil in Q1 2006, an increase of 3.5%.
- Very low snow and rain fall levels in the last months, caused a decrease in hydro generation by 71% in Q1 2007, compared to Q1 2006.
- EBITDA was €235.6m, compared to €294.8m in Q1 2006, a decrease of 20.1%.
- Net income for Q1 2007 amounted to €41m, compared to €88.4m in Q1 2006, a decrease of 53.6%.
- Other operating expenses amounted to €146.4m, from €160m in Q1 2006, a decrease of 8.5%.
- Capital expenditure remained flat at €164 m.

More specifically,

REVENUES

Revenues from energy sales increased by 3.8%, from €1,112.8m in Q1 2006 to €1,155.6m in Q1 2007, as a result of an average tariff increase of 4.8% in August 2006, of a change in the sales mix and of a volume decrease of 1.8%, due to mild weather conditions.

OPERATING EXPENSES

Operating expenses (excluding depreciation) increased by 11.2%, from €905.3m in Q1 2006 to €1,006.9m in Q1 2007, an increase mainly attributed to the increase in expenditure for natural gas and energy purchases. More specifically, as a result of the reduction by 71% of hydro generation, PPC was obliged to substitute hydro with natural gas and energy purchases:

- the increase in natural gas generation (83%) resulted in an increase in the relevant expenditure by 68.4%,(€65.5m) from €95.7m in Q1 2006 to €161.2m in Q1 2007.

- the expenditure for energy purchases increased by 67.8% an increase of €61.3 m from €90.4m in Q1 2006 to €151.7m in Q1 2007, due to the sale of larger quantities of electric energy from third parties to the Pool and to the increase of the System Marginal Price, while direct imports by PPC decreased by 307 GWH(51%)

Expenditure for liquid fuel, marked a decrease of 12.7%, a decrease of €20.2 m, from €159.1 in Q1 2006 to €138.9 m in Q1 2007, due to the reduction in liquid fuel generation as well as to a decrease in liquid fuel prices.

Due to the change of the generation mix away from hydro generation, increased expenditure for natural gas and energy purchases were the main reasons that led to a reduction of Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) by 20.1% compared to Q1 2006, from €294.8m in Q1 2006 to €235.6m in Q1 2007. The electricity tariff adjustments of 4.8% in August 2006 did not cover the negative impact from the significant rise in the expenditure for natural gas and energy purchases.

Payroll expenses increased by 4.4% from €322.5m in Q1 2006, to €336.7m in Q1 2007. This increase, attributed to the impact of the collective agreement and to seniority salary adjustments, was partially offset by the headcount reduction of 965 employees.

Other operating expenses decreased by 8.5%, from €160m in Q1 2006 to €146.4m in Q1 2007.

Based on the estimation of the actual CO_2 emissions during Q1 2007, as well as the projected generation for the April-December 2007 period, the Company estimates that there will be no deficit of CO_2 emission rights for the year 2007. Despite this fact, Q1 2007 results have been affected by an expenditure amounting to €4.6m as a result of the valuation at 31.03.2007 values, of the outstanding emission rights purchases. In Q1 2006, no corresponding expenditure for CO_2 emission rights was recorded.

EBITDA margin reached 19%, compared to 24.6% in Q1 2006.

FINANCIAL EXPENSES

Due to the increase in debt to €3,833m at the end of Q1 2007 from €3,774m at the end of Q1 2006, the significant increase of lending rates in the european capital markets between Q1 2006 and Q1 2007, and a decrease in financial income that is mainly attributed to the change in the fair values of outstanding derivatives as of 31.3.2007, net financial expenses increased to €38.7 m in Q1 2007, from €28.3 m in Q1 2006.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of loss in associated companies is nil, while the corresponding amount in Q1 2006 was €1.7m and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

Full time employees, excluding personnel assigned to HTSO, was reduced to 25,955 employees as compared to 26,920 at the end of Q1 2006.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	Q1 2007 Unaudited	Q1 2006 Unaudited	Δ%		Q1 2007 Unaudited	Q1 2006 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Revenues	1,242.5	1,200.1	3.5%		1,242.5	1,200.1	3.5%
EBITDA	235.6	294.8	-20.1%		233.2	293.5	-20.5%
EBITDA Margin	19.0%	24.6%			18.8%	24.5%	

Profit before Taxes & Fin.Expenses	94.9	152.9	-37.9 %	93.7	152.9	-38.7%
Margin	7.6%	12.7%		7.5%	12.7%	
Net Income	41.0	88.4	-53.6%	41.1	90.2	-54.4%
EPS (In euro)	0.18	0.38	-53.6%	0.18	0.39	-54.4%
No of Shares (m.)	232	232		232	232	
Net Debt	3,737.7	3,686.3	1.4%	3,740.9	3,694.2	1.3%

Summary Profit & Loss (€ mil)

	Q1 2007 Unaudited	Q1 2006 Unaudited	Δ%	Q1 2007 Unaudited	Q1 2006 Unaudited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	1,242.5	1,200.1	3.5%	1,242.5	1,200.1	3.5%
- Revenues from energy sales	1,155.6	1,112.8	3.8%	1,155.6	1,112.8	3.8%
- Other revenues	86.9	87.3	-0.5%	86.9	87.3	-0.5%
Total Operating Expenses (excl. depreciation)	1,006.9	905.3 (1)	11.2%	1,009.3	906.6 (1), (2)	11.3%
- Total Payroll Expenses	336.7	322.5 (1)	4.4%	336.5	321.7 (1), (2)	4.6%
- Total Fuel Expenses	300.1	254.8	17.8%	300.1	254.8	17.8%
- Energy Purchases	151.7	90.4	67.8%	154.5	92.9 (2)	66.3%
- Transmission System Usage	72.0	77.6	-7.2%	72.0	77.6	-7.2%
- Other operating Expenses	146.4	160.0	-8.5%	146.2	159.6 (2)	-8.4%
EBITDA	235.6	294.8 (1)	-20.1%	233.2	293.5 (1), (2)	-20.5%
EBITDA Margin	19.0%	24.6%		18.8%	24.5%	
Depreciation and amortization	140.7	141.9	-0.8%	139.5	140.6 (2)	-0.8%
Profit before Taxes & Fin.Expenses	94.9	152.9 (1)	-37.9%	93.7	152.9 (1), (2)	-38.7%
Margin	7.6%	12.7%		7.5%	12.7%	

Financial Expenses	37.9	25.4	49.2%	37.9	25.4	49.2%
- Net Financial Expenses	38.7	28.3	36.7%	38.7	28.3	36.7%
- Foreign Currency Gains / (Losses)	0.8	2.9	-72.4%	0.8	2.9	-72.4%
Share of loss in associated companies	0	1.7		0	0	
Pre-tax Profits from continuing operations	57.0	125.8 (1)	-54.7%	55.8	127.5 (1), (2)	-56.2%
Profit after tax from continuing operations	41.0	88.4 (1)	-53.6%	40.1	90.2 (1), (2)	-55.5%
Profit after tax for the year from disposal group	0	0		1.0 (2)	0	
Net Income	41.0	88.4 (1)	-53.6%	41.1(2)	90.2 (1), (2)	-54.4%
EPS (in Euro)	0.18	0.38	-53.6%	0.18	0.39	-54.4%

Summary Balance Sheet & Capex (Euro m)

	31.03.2007 Unaudited	31.03.2006 Unaudited	Δ%		31.03.2007 Unaudited	31.03.2006 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	12,947.5	12,761.5	1.5%		13,034.4	12,815.8	1.7%
Net Debt	3,737.7	3,686.3	1.4%		3,740.9	3,694.2	1.3%
Total Equity	5,126.4	5,257.9 (1)	- 2.5%		5,206.4	5,312.3 (1), (2)	-2.0%
Capital expenditure	164.1	164.0	0.1%		164.1	164.0	0.1%

(1) Adjusted upwards by €1.1m due to the identification and recognition by the Parent Company in 2006 of certain payroll obligations for which no liability had been recognised in previous periods.

(2) In December 2006, the Parent Company decided to transfer through the procedure of disposal group classified as "held for sale", to its wholly owned subsidiary PPC Renewables S.A., fixed assets that are used by the Renewable Sources Sector, by an equal increase of its participation to the subsidiary. The amount of € 1m in the financial statements of the Parent Company for Q1 2007 represents the net income of the disposal group.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"I am relatively satisfied with our performance during Q1 2007 as the profitability of the company which was affected by a single factor - namely very low snow and rain fall - would have exceeded last year's levels provided that the hydro generation remained at those of Q1 2006. In March 2007, I outlined my top five priorities to take us forward. We have started work in the formulation of our strategic plan to be presented in the fall "

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for Q1 2007, shall be published in the Press, on May 26, 2007.

The financial data and relevant information on the Financial Statements for Q1 2007, as well as analytical Financial Statements for Q1 2007, on a standalone and on a consolidated basis shall be published in the Company's web site (www.dei.gr) on May 25, 2007 after the closing of the Athens Stock Exchange.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 296/22-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following the acquisition of TIM Hellas and Q-Telecom by Weather Investments, PPC's partner in TELLAS, we are examining PPC's strategic position in telecoms and particularly in TELLAS. We work with our partners to support the growth of TELLAS and discuss various options going forward.

Athens 22-5-2007

END